New issue announcement
Perth, Australia: Orbital Engine Corporation Limited today announced that it issued a total of 23,333,335 fully paid ordinary shares on June 17 2003 pursuant to a share placement.

The shares were issued for A$2.8m consideration at a value of A$0.12 per share.

Orbital now has 379,979,583 fully paid ordinary shares on issue.

Ends



Contacts: Website
http://www.orbeng.com
Australia: Mr Keith Halliwell
Chief Financial Officer
Australia Tel: +61 8 9441 2311
USA Tel: 1866 714 0668